Exhibit 21.1

LIST OF SUBSIDIARIES OF INVITAE CORPORATION

Subsidiary	Jurisdiction
Clear Genetics, Inc.	Delaware
CombiMatrix Corporation	Delaware
CombiMatrix Molecular Diagnostics, Inc.	California
Good Start Genetics, Inc.	Delaware
Jungla, LLC	Delaware
Invitae Australia PTY LTD	Australia
Invitae Canada Inc.	British Colombia, Canada
Invitae Israel, Inc.	Israel
Invitae Netherlands, BV	Netherlands
Ommdom Inc.	Delaware
PatientCrossroads, Inc.	California
Singular Bio, Inc.	Delaware